THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SUNDAY Communications Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

DISCLOSEABLE TRANSACTION

A letter from the board of directors of SUNDAY Communications Limited is set out on pages 3 to 7 of this circular.

30th December, 2005

CONTENTS

DEFINITIONS

In this circular, the following expressions shall have the following meanings, unless the context otherwise requires:

"ADS(s)"	American depositary share(s) of the Company, evidenced by American depositary receipts, and each ADS representing 100 Shares;
"2G Licence"	Licence No.061 issued to Mandarin by the Office of the Telecommunications Authority dated 30th September, 1996;
"3G Licence"	Licence No.080 issued by the Office of the Telecommunications Authority dated 22nd October, 2001 to SUNDAY 3G (Hong Kong) Limited, a wholly-owned subsidiary of Mandarin;
"2G Network"	the telecommunications network built and operated by Mandarin in Hong Kong under the 2G Licence;
"Company"	SUNDAY Communications Limited, a company incorporated in the Cayman Islands and whose shares are listed on the Stock Exchange and the ADSs of which are quoted on the NASDAQ National Market in the United States of America;
"Company Announcement"	the announcement of the Company dated 9th December, 2005;
"Director(s)"	director(s) of the Company;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	22nd December, 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Mandarin"	Mandarin Communications Limited, an indirect wholly-owned subsidiary of the Company, which is incorporated in Hong Kong with limited liability;
"Nortel"	Nortel Networks (Asia) Limited, which is incorporated in Hong Kong with limited liability;

DEFINITIONS

"PCCW"	PCCW Limited, which is incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange and which has an indirect interest (through PCCW Mobile) in approximately 79.35% of the issued share capital of the Company;
"PCCW Mobile"	PCCW Mobile Holding No. 2 Limited, a company incorporated in the British Virgin Islands with limited liability, an indirect wholly-owned subsidiary of PCCW;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"US$"	United States dollars, the lawful currency of the United States of America; and
"%"	percent.

Note: *For use in this circular and for illustration purposes only, conversion of US$ into HK$ is based on the approximate exchange rate of US$1.00 to HK$7.80. No representation or assurance is made or given that any amount in HK$ or US$ could be converted at such rate or any other rates.*

SUNDAY

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0866)

Executive Directors:	*Registered office:*
Alexander Anthony Arena *(Chairman)*	Century Yard
Chan Kee Sun, Tom	Cricket Square
Chan Wing Wa	Hutchins Drive
Chow Ding Man	P.O. Box 2681 GT
Hui Hon Hing, Susanna	George Town
Kwok Yuen Man, Marisa	Grand Cayman
	Cayman Islands
Non-executive Director:	British West Indies
Hongqing Zheng	
	Principal place of business in Hong Kong:
Independent Non-executive Directors:	39th Floor, PCCW Tower
John William Crawford	TaiKoo Place
Henry Michael Pearson Miles	979 King's Road
Robert John Richard Owen	Quarry Bay, Hong Kong

30th December, 2005

To the shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 9th December, 2005, under the Company Announcement, the Company announced that on 8th and 9th December, 2005, Mandarin, entered into two agreements with Nortel to purchase certain equipment for use in Mandarin's 2G Network.

When aggregated with the value of a previous agreement entered into by Mandarin with Nortel within the last 12 months to purchase equipment for use in Mandarin's 2G Network, the agreements in aggregate constitute a discloseable transaction for the Company under the Listing Rules.

LETTER FROM THE BOARD

PRINCIPAL TERMS OF EACH OF THE AGREEMENTS DATED 8TH DECEMBER, 2005 AND 9TH DECEMBER, 2005

Parties:

(1) Mandarin

(2) Nortel

Date: 8th December, 2005 and 9th December, 2005, respectively

Principal terms of each of the agreements

Nortel's principal obligations under each of the agreements are:

(a) delivery to Mandarin of equipment for the upgrade and increase in capacity of the infrastructure systems of Mandarin's 2G Network in accordance with the agreed project schedule set out in the agreements; and

(b) providing maintenance services in respect of the equipment during the agreed warranty period, which is twelve months from the delivery date of the relevant equipment.

The equipment to be purchased is new equipment, which will be used to upgrade and enhance the capacity of Mandarin's existing 2G Network.

Duration of each of the agreements

Each of the agreements will continue in effect until 31st December, 2007 or expiry of the warranty period, whichever is the later. The warranty period is for 12 months running from the date of delivery of the equipment which will take place on a number of occasions.

Consideration for the agreements

The consideration payable by Mandarin under the agreement dated 8th December, 2005 is US$3,500,039 (approximately HK$27,300,000), payable by Mandarin to Nortel in cash, subject to normal trade and credit terms. The consideration payable by Mandarin under the agreement dated 9th December, 2005 is US$1,184,442 (approximately HK$9,239,000), payable by Mandarin to Nortel in cash, subject to normal trade and credit terms. In each case, the consideration is payable in installments, payable on the date of the relevant agreement (as to 20% of the consideration) and the date of delivery of the relevant equipment (as to the balance of 80% of the consideration). The consideration under each of the agreements was arrived at after arm's length negotiations between Mandarin and Nortel, based on Nortel's price lists and pricing policies, in the customary manner for concluding equipment purchases of this nature. As at the Latest Practicable Date, the accumulative amount invoiced pursuant to the agreements is approximately US$936,896 (approximately HK$7,307,790). Such amount comprises several invoiced amounts, which are payable within thirty days from the date of the relevant invoices, the last one of which will become due and payable on 1st January, 2006.

PRINCIPAL TERMS OF THE PREVIOUS AGREEMENT WITH NORTEL

Parties:

(1)   Mandarin

(2)   Nortel

Date: 25th August, 2005

Principal terms

Nortel's principal obligations under the agreement are:

(a)   delivery to Mandarin and installation of equipment and associated software for the upgrade and increase in capacity of the infrastructure systems of Mandarin's 2G Network in accordance with the agreed project schedule set out in the agreement; and

(b)   providing maintenance services in respect of the equipment during the agreed warranty period, which is twelve months from the delivery date of the relevant equipment.

The equipment to be purchased is new equipment, which will be used to upgrade and enhance the capacity of Mandarin's existing 2G Network.

Duration of the agreement

The agreement will continue in effect until 31st December, 2007 or expiry of the warranty period, whichever is the later. The warranty period of the equipment is for 12 months running from the delivery date of such equipment which will take place on a number of occasions, or where a test of such equipment against its specifications is required by the agreement, the date on which a certificate is signed/issued by Mandarin to accept the result of such test.

Consideration for the agreement

The consideration of US$11,815,519 (approximately HK$92,161,000) is payable by Mandarin to Nortel in cash, subject to normal trade and credit terms and in installments, in accordance with the schedule for delivery and installation of the equipment. 20% of the consideration is payable on the date of the agreement; 40% on the date of delivery of the relevant equipment; 30% on installation and 10% on acceptance, except for base stations where 20% of the consideration is payable on the date of the agreement and the balance of 80% is payable on delivery of the equipment. The consideration was arrived at after arm's length negotiations between Mandarin and Nortel, based on Nortel's price lists and pricing policies, in the customary manner for concluding equipment purchases of this nature. As at the Latest Practicable Date, the accumulative amount invoiced pursuant to the agreement is approximately US$7,123,630 (approximately HK$55,564,314). Such amount comprises several invoiced amounts, which are payable within thirty days from the date of the relevant invoices, the last one of which will become due and payable on 8th January, 2006.

FINANCIAL RESOURCES OF MANDARIN FOR THE AGREEMENTS

On 9th September, 2005, PCCW Services Limited, an indirect wholly-owned subsidiary of PCCW, entered into a facility agreement on normal commercial terms with Mandarin, which amount is sufficient to pay the consideration payable under all three agreements.

Accordingly, Mandarin has the necessary financial resources available to it under the above facilities to pay the consideration under each of the agreements.

SECURITY/GUARANTEES

No security or guarantee has been given by the Company as part of, or in connection with, the entering into of any of the agreements referred to above or the respective transactions contemplated by them.

REASONS FOR, AND BENEFITS TO, THE GROUP

To compete more effectively in the 2G mobile telecommunications services market, the Group considers it desirable to upgrade Mandarin's 2G Network to provide more advanced features and enhance network quality and to increase its capacity. Accordingly, Mandarin has entered into the agreements with Nortel to purchase certain equipment, software and services to upgrade the infrastructure systems and enhance the coverage and quality of Mandarin's 2G Network.

The Directors believe that the terms of the agreements are fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ABOUT THE GROUP AND NORTEL

The Group is a developer and provider of wireless communications and data services in Hong Kong, holding both the 2G Licence and the 3G Licence.

Nortel delivers innovative technology solutions encompassing end-to-end broadband, Voice over IP, multimedia services and applications, and wireless broadband designed to help people solve the world's greatest challenges.

To the best of the Directors' knowledge, information and belief, after having made all reasonable enquiries, Nortel and the ultimate beneficial owner of Nortel are third parties independent of the Company and the connected persons of the Company.

FINANCIAL EFFECTS

It is expected that the total assets and total liabilities of the Group would be increased upon completion of the agreements since the purchase of the equipment is to be funded by loan. The Directors believe that the immediate effect on the earnings of the Group currently cannot be ascertained as it will depend on the incremental revenue derived from the upgraded 2G Network.

LISTING RULES IMPLICATIONS

The consideration payable under the agreements in aggregate is an amount of US$16,500,000 (HK$128,700,000). Accordingly, pursuant to Chapter 14 of the Listing Rules, the agreements when aggregated constitute a discloseable transaction for the Company.

FURTHER INFORMATION

Your attention is drawn to the information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
SUNDAY COMMUNICATIONS LIMITED
Alexander Anthony Arena
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this circular misleading.

2. DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN THE SHARES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, the interest and short positions of the Directors and chief executive of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO); or the Model Code for Securities Transactions by Directors of Listed Issuers and which were required to be entered into the register required to be kept under Section 352 of the SFO were as follows:

(A) **Long position in the Shares**

Name of Director	Personal interests in Shares	% of issued share capital of the Company
Kwok Yuen Man, Marisa	4,000	0.0001%

(B) **Long position in the shares and underlying shares of associated corporation, PCCW**

Name of Director	Personal interests in shares of PCCW	Number of underlying shares of PCCW held under equity derivatives	Total	% of issued share capital of PCCW
Alexander Anthony Arena	760,000	15,800,200 *(Note 1)*	16,560,200	0.2463%
Chan Kee Sun, Tom	44,383	470,000 *(Note 2)*	514,383	0.0077%
Chan Wing Wa	455	960,000 *(Note 3)*	960,455	0.0143%
Chow Ding Man	83,600	463,360 *(Note 4)*	546,960	0.0081%
Hui Hon Hing, Susanna	41,800	196,000 *(Note 5)*	237,800	0.0035%
Kwok Yuen Man, Marisa	2,513	1,740,000 *(Note 6)*	1,742,513	0.0259%

Notes:

1. These interests represented Alexander Anthony Arena's beneficial interest in: (i) 200 underlying shares held in the form of 20 American depositary receipts of PCCW which constitute listed equity derivatives; and (ii) 15,800,000 underlying shares in respect of share options granted by PCCW to Alexander Anthony Arena as beneficial owner.

2. These interests represented Chan Kee Sun, Tom's beneficial interest in 470,000 underlying shares in respect of share options granted by PCCW to Chan Kee Sun, Tom as beneficial owner.

3. These interests represented Chan Wing Wa's beneficial interest in 960,000 underlying shares in respect of share options granted by PCCW to Chan Wing Wa as beneficial owner.

4. These interests represented Chow Ding Man's beneficial interest in: (i) 440,000 underlying shares in respect of share options granted by PCCW to Chow Ding Man as beneficial owner; and (ii) the deemed interest in 23,360 underlying shares in respect of share options granted by PCCW to the spouse of Chow Ding Man as beneficial owner.

5. These interests represented Hui Hon Hing, Susanna's beneficial interest in 196,000 underlying shares in respect of share options granted by PCCW to Hui Hon Hing, Susanna as beneficial owner.

6. These interests represented Kwok Yuen Man, Marisa's beneficial interest in: (i) 1,500,000 underlying shares in respect of share options granted by PCCW to Kwok Yuen Man, Marisa as beneficial owner; and (ii) 240,000 underlying shares in respect of the share award scheme awarded by PCCW.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests and short positions in any Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO); or the Model Code for Securities Transactions by Directors of Listed Issuers and which were required to be entered into the register required to be kept under Section 352 of the SFO.

3. **INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS REQUIRED TO BE DISCLOSED UNDER THE SFO**

As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following persons (other than a Director or chief executive of the Company) had, or was deemed or taken to have, an interest or short position in the securities of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or which were required to be entered into the register required to be kept under Section 336 of the SFO or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any other member of the Group:

Name of shareholder	Note	Number of Shares	% of issued share capital of the Company
PCCW	1&2	2,372,672,256	79.35%
Huawei Tech. Investment Co., Limited	2	296,416,000	9.91%

Notes:

(1) PCCW indirectly holds these interests through its indirect wholly-owned subsidiary, PCCW Mobile. Alexander Anthony Arena, the chairman of the Company, is an executive director of PCCW.

(2) All the interests disclosed represent long positions in the Shares. Shareholding interest as at the Latest Practicable Date, based on information notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of SFO.

Save as disclosed above, the Directors and the chief executive of the Company are not aware that there is any person (other than a Director or the chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the securities of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were required to be entered into the register required to be kept under section 336 of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any other member of the Group.

4. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into a service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

5. DIRECTORS' INTERESTS IN COMPETING INTERESTS

As at the Latest Practicable Date, so far as the Directors were aware, none of the Directors and their respective associates were considered to have interests in any business which competes or may compete, either directly or indirectly, with the businesses of the Group or have or may have any other conflicts of interest with the Group pursuant to the Listing Rules.

6. LITIGATION

None of the Company or any of its subsidiaries are engaged in any litigation or arbitration or claim of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

7. MISCELLANEOUS

(a) The Company Secretary of the Company is Hui Hon Hing, Susanna, who is a member of both the Hong Kong and the American Institute of Certified Public Accountants.

(b) The Qualified Accountant of the Company is Hui Hon Hing, Susanna, who is a member of both the Hong Kong and the American Institute of Certified Public Accountants.

(c) The registered office of the Company is situated at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

(d) The head office and principal place of business of the Company is situated at 39th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong.

(e) The principal share registrar and transfer office of the Company is Butterfield Fund Services (Cayman) Limited, which is situated at Butterfield House, 68 Fort Street, P.O. Box 705, George Town, Grand Cayman, Cayman Islands, British West Indies.

(f) The Hong Kong branch share registrar of the Company is situated at Computershare Hong Kong Investor Services Limited, which is situated at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(g) The ADSs custodian of the Company is The Hongkong and Shanghai Banking Corporation Limited which is located at One Queen's Road Central, Hong Kong.

(h) In case of inconsistency, the English version of this circular shall prevail over the Chinese text.